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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION

(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
GREENBACK ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President and General Counsel
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
William A. Groll
David Leinwand
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,146,313,287	$133,086.97

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 36,390,898 shares of common stock, $0.10 par value per share, of Martek Biosciences Corporation (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (i) 33,522,548 Shares issued and outstanding as of December 31, 2010, (ii) 2,066,297 Shares issuable upon the exercise of outstanding options and (iii) 802,053 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $31.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$133,086.97	Filing Party:	Koninklijke DSM N.V., Greenback Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 13, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") originally filed on January 13, 2011 in connection with the offer by Greenback Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to purchase all outstanding shares of common stock, par value $0.10 (the "Shares"), of Martek Biosciences Corporation, a Delaware corporation ("Martek"), at a price of $31.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2011 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.    Additional Information.

        Item 11 is hereby amended and supplemented by adding the following paragraphs to Section 15—"Certain Legal Matters—Antitrust Compliance" of the Offer to Purchase:

        On February 9, 2011, the acquisition of Shares pursuant to the Offer was unconditionally and unanimously approved by the competition authority in Brazil.

        On February 11, 2011, the acquisition of Shares pursuant to the Offer received the necessary clearance of the Competition Authority in Ireland.

        On February 3, 2011, the acquisition of Shares pursuant to the Offer received the necessary clearance of the Netherlands Competition Authority.

        On February 11, 2011, the necessary waiting period following submission of the required notification to the Federal Competition Authority in Austria expired thus clearing the acquisition of Shares pursuant to the Offer for purposes of Austria.

        The waiting period required following the submission of the required notification in Spain is scheduled to expire on February 18, 2011, unless sooner terminated by the CNC or unless the CNC commences a second-stage investigation, as previously disclosed in the Offer to Purchase.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: February 15, 2011

KONINKLIJKE DSM N.V.
By:	/s/ HUGH C. WELSH Name: Hugh C. Welsh Title: President and General Counsel, DSM North America
GREENBACK ACQUISITION CORPORATION
By:	/s/ HUGH C. WELSH Name: Hugh C. Welsh Title: Secretary and Director

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  Item 11. Additional Information.
SIGNATURE